Exhibit 99.4

Interim Management Report 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2025 Second-half Outlook 11 Managing Directors’ Statement Condensed Consolidated Interim Financial Statements 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements 25 Other Information 27 Definitions A definition or explanation of certain abbreviations, technical terms and other terms used throughout this Statutory Interim Report (also referred to as 'the report' or 'this report') can be found in the chapter Definitions. In some cases, numbers have been rounded for readers’ convenience. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding NV and/or any of its subsidiaries and associates, as the context may require. References to our website in this Statutory Interim Report are for reference only and none nor any portion thereof are incorporated by reference in this report. © 2025, ASML Holding NV All Rights Reserved. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2 Contents

Interim Management Report IN THIS SECTION 4 Our Company 5 ASML Operations Update 8 Risk Factors 10 2025 Second-half Outlook ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 3

Introduction On July 16, 2025, we published our Statutory Interim Report for the six-month period ended June 29, 2025. This includes the Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. We also published our 2025 second-quarter results in accordance with US GAAP on July 16, 2025. This Statutory Interim Report for the six-month period ended June 29, 2025, including the Condensed Consolidated Interim Financial Statements, has not been audited or reviewed by an external auditor. Our Company ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity’s toughest challenges in healthcare, energy use and conservation, mobility and agriculture. Headquartered in Europe’s top tech hub, the Brainport Eindhoven region in the Netherlands, we are a global team of more than 44,000 employees (FTEs). Our principal operations are in EMEA, North America and Asia. The registered office of ASML Holding NV is located at De Run 6501, Veldhoven, the Netherlands. The statutory seat is in Veldhoven. The company is registered with the Dutch Commercial Register under number 17085815. Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq. The principal trading market of our ordinary shares is Euronext Amsterdam. Our purpose, vision and strategy Our purpose is to unlock the potential of people and society by pushing technology to new limits. Our vision is that we enable groundbreaking technology to solve some of humanity’s toughest challenges. Our business strategy consists of six priorities that will drive long-term growth 1 Deepen customer trust 2 Extend our technology and holistic product leadership 3 Strengthen ecosystem relationships 4 Create an exceptional workplace 5 Drive operational excellence 6 Deliver on our ESG sustainability mission and responsibilities ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 4 Our Company

ASML Operations Update In the first half of 2025: • We recorded net sales of €15.4 billion, which is a growth of 33.8% compared to the first half of 2024. • We completed a large number of field upgrades to the 220 wafers per hour configuration on the NXE:3800E systems. New NXE:3800E systems are now shipping at full specification. • We also completed the shipment of the first EXE:5200B system, which drives cost of technology improvement by increased productivity at better overlay performance. On April 23, 2025, the Annual General Meeting resolved to adopt a final dividend of €1.84 per ordinary share for the year 2024. Recognizing the three interim dividends of €1.52 per ordinary share paid on August 7, 2024, November 7, 2024 and February 19, 2025, the total dividend for the year 2024 was €6.40 per ordinary share. As a result, a total dividend amount of €2.5 billion has been distributed to our shareholders for the year 2024. An interim dividend for the year 2025 of €1.60 per ordinary share will be made payable on August 6, 2025. In November 2022, we announced a share buyback program for the period 2022–2025, with a total value of up to €12.0 billion. As part of this program, we expect to allocate up to 2.0 million shares to cover employee share plans. ASML intends to cancel the remaining repurchased shares. As per June 29, 2025, ASML has repurchased approximately 8.8 million shares for an approximate amount of €5.8 billion under this program. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 5 ASML Operations Update

ASML STATUTORY INTERIM REPORT 2025 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 6

ASML Operations Update (continued)

Six-month period ended operating results

Set forth below is the Condensed Consolidated Statement of Profit or Loss on a semi-annual basis for the first half of 2024 and 2025 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions)	Unaudited June 30, 2024	Unaudited % of total net sales	Unaudited June 29, 2025	Unaudited % of total net sales	Unaudited % change 2025 vs 2024
Net system sales	8,726.8	75.7	**11,336.5**	73.5	29.9
Net service and field option sales	2,806.0	24.3	**4,096.7**	26.5	46.0
Total net sales	11,532.8	100.0	**15,433.2**	100.0	33.8
Cost of system sales	(4,241.6)	(36.8)	**(5,298.3)**	(34.3)	24.9
Cost of service and field option sales	(1,487.0)	(12.9)	**(1,911.5)**	(12.4)	28.5
Total cost of sales	(5,728.6)	(49.7)	**(7,209.8)**	(46.7)	25.9
Gross profit	5,804.2	50.3	**8,223.4**	53.3	41.7
Research and development costs	(1,580.6)	(13.7)	**(1,768.2)**	(11.5)	11.9
Selling, general and administrative costs	(550.2)	(4.8)	**(579.4)**	(3.8)	5.3
Operating income	3,673.4	31.9	**5,875.8**	38.1	60.0
Finance income	98.2	0.9	**136.2**	0.9	38.7
Finance costs	(83.9)	(0.6)	**(62.2)**	(0.3)	(25.9)
Income before income taxes	3,687.7	32.0	**5,949.8**	38.6	61.3
Income tax expense	(589.2)	(5.1)	**(1,040.4)**	(6.7)	76.6
Income after income taxes	3,098.5	26.9	**4,909.4**	31.8	58.4
Profit (loss) related to investments in associates	77.0	0.7	**121.8**	0.8	58.2
Net income	3,175.5	27.5	**5,031.2**	32.6	58.4

The following table shows a summary of key financial figures for the six-month period ended.

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited June 30, 2024	Unaudited June 29, 2025	Unaudited % change 2025 vs 2024
Sales			
Total sales of lithography systems (in units) [1]	170	**153**	(10.0)
Total sales of new lithography systems (in units) [1]	155	**140**	(9.7)
Total sales of used lithography systems (in units) [1]	15	**13**	(13.3)
Liquidity			
Cash and cash equivalents	4,813.6	**7,243.5**	50.5
Short-term investments	205.3	**5.4**	(97.4)
Net cash provided by (used in) operating activities	1,260.5	**1,287.4**	2.1

1. Lithography systems do not include metrology and inspection systems.

Total net sales

Total net sales for the first half of 2025 increased by 33.8% to €15.4 billion compared to €11.5 billion for the first half of 2024. The increase is primarily due to a favorable NXE product mix and higher sales volumes for EXE, NXE and DUV immersion systems.

The increase in net service and field option sales is driven by net service sales, which continue to scale with a growing installed base, and an increase in net field option sales resulting from achieving NXE performance milestones.

Gross profit

The overall gross profit, as a percentage of total net sales, increased from 50.3% in the first half of 2024 to 53.3% in the first half of 2025, mainly driven by a favorable NXE product mix and an increase in net field option sales.

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ASML Operations Update (continued)

Research and development costs

For the first half of 2025, R&D investments of €2.3 billion (first half of 2024: €2.1 billion) mainly comprised of R&D costs net of credits of €1.8 billion (first half of 2024: €1.6 billion) and net capitalization of development expenditures of €473.9 million (first half of 2024: €447.5 million). The increase in R&D investments across each of our EXE, NXE, DUV and Applications programs all support our holistic lithography solutions.

In the first half of 2025, R&D investments mainly related to:

- Investments in the development of our EXE systems to support future nodes for both Logic and DRAM customers.
- Investments in the development of the NXE:3800E and NXE:3800F systems and further improving availability and productivity of our NXE installed base systems.
- Continued investment in the next-generation DUV lithography systems, which will increase productivity and overlay in critical DUV layers (NXT:2150i), increasing productivity in KrF layers (NXT:870B) and make the next step in cost effectiveness for our customers in i-line (XT:260).
- Continued investment in e-beam inspection, e-beam metrology and YieldStar optical metrology. In addition, securing our multibeam inspection roadmap and continuing to expand our investment in the holistic software applications space.

Selling, general and administrative costs

Selling, general and administrative costs increased to €579.4 million for the first half of 2025 compared to the first half of 2024 (€550.2 million), mainly related to increase in salaries and number of FTEs.

In the first half year of 2025 ASML joined the Brainport Partnerfonds with the goal to, together with the national government, regional authorities and other companies in the region, invest in better accessibility, the accelerated construction of affordable housing, the training of additional technical talent, a balanced labor market, equal opportunities and social cohesion.

Reconciliation of net income in accordance with US GAAP and EU-IFRS

The Condensed Consolidated Interim Financial Statements for the six-month period ended June 29, 2025 included in this report have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. Our primary accounting standard is US GAAP, the accounting principles generally accepted in the United States of America. The overview below therefore contains a reconciliation of net income in accordance with US GAAP to net income in accordance with EU-IFRS:

For the six-month period ended (€, in millions)	Unaudited June 30, 2024	**Unaudited June 29, 2025**
Net income in accordance with US GAAP	2,801.7	**4,645.3**
Capitalization of development expenditures and related amortization, net of tax	367.8	**389.5**
Other	6.0	**(3.6)**
Net income in accordance with EU-IFRS	3,175.5	**5,031.2**

The risk factors in this section are classified under the six risk types as presented in our 2024 Annual Report. No new risk factors were added in this report. Any of these risks and the related events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. These risks are not the only ones that we face. Some risks may not yet be known to us, and certain risks that we do not currently believe to be material could become material in the future. Many risks are intensified by global events, such as wars and other conflicts, geopolitical tensions, inflation, industry downturn, global measures (including new regulations and tariffs) taken in response to these events and/or any adverse global business and economic conditions. Strategy and products • Our future success depends on our ability to respond timely to commercial and technological developments in the semiconductor industry Risk category: Business model, Innovation • The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs Risk category: Product roadmap execution, Innovation • We face intense competition Risk category: Competition • The semiconductor industry can be cyclical and we may be adversely affected by any downturn Risk category: Industry cycle risk • We derive most of our revenues from the sale of a relatively small number of products Risk category: Business model • Failure to adequately protect intellectual property could harm our business Risk category: Intellectual property rights • Defending against intellectual property claims brought by others could harm our business Risk category: Intellectual property rights • We are exposed to economic, geopolitical and other developments in our international operations. Risk category: Geopolitical • We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire Risk category: Merger & acquisition • We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations Risk category: ESG expectations, Product stewardship Finance and reporting • We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk Risk category: Financial • Changes in taxation could affect our future profitability Risk category: Tax and customs Partners • Our success is highly dependent on the performance of a limited number of critical suppliers of single-source key components Risk category: Supply chain disruption, Supplier strategy and performance • A high percentage of net sales is derived from a few customers Risk category: Customer dependency People • Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees Risk category: Human resources, Knowledge management, Organizational effectiveness ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 8 Risk Factors Many risks have the potential to impact our business and it is important to understand their nature. We assess risks using the ASML risk universe, which comprises six risk types (Strategy and products, Finance and reporting, Partners, People, Operations, Legal and compliance).

Operations • We may face challenges in managing the industrialization of our products and bringing them to high-volume production Risk category: Product industrialization • We are dependent on the continued operation of a limited number of manufacturing facilities Risk category: Continuity of own operations • We face challenges to meet expected demand Risk category: Manufacturing and install, Human resources, Supplier strategy and performance • Our operations expose us to health, safety and environment risks Risk category: Environment, health and safety • Cybersecurity and other security incidents, or disruptions in our processes or information technology systems, could materially adversely affect our business operations Risk category: Security, Information technology, Process effectiveness and efficiency Legal and compliance • We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases Risk category: Violation of laws and regulations Other risk factors • Restrictions on shareholder rights may dilute voting power • We may not declare cash dividends, conduct share buyback programs or cancel shares at all or in any particular amounts in any given year ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 9 Risk Factors (continued)

2025 Second-half Outlook Operational outlook While there are increased uncertainties, ASML sees strong demand for its AI customers on both Logic and Memory. In relation to our EUV technology, customers continue to add capacity on the leading edge to support AI demand, in which EUV plays an important role. For example DRAM customers have recently mentioned an increase in the number of EUV layers on their latest and future nodes. In 2025, ASML expects its advanced customers to add about 30% more EUV capacity compared to full year 2024. The higher productivity from NXE:3800E means that ASML can address that capacity increase with about the same number of systems as in 2024 but of course with higher average selling price and improved gross margin. When it comes to net service and field option sales, the upgrade business has been strong in the first half of 2025 as ASML executed the productivity upgrades of the NXE:3800E. In addition, ASML expects continued strength in its service business through the second half of 2025 as its installed base grows, and NXE systems come out of warranty. Financial outlook ASML expects a full-year 2025 revenue increase of around 15% relative to 2024. Looking at 2026, ASML sees that our AI customers' fundamentals remain strong. At the same time, ASML continues to see increasing uncertainty driven by macro-economic and geopolitical developments. Therefore, while ASML still prepares for growth in 2026, ASML cannot confirm it at this stage. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 10 2025 Second-half Outlook

Managing Directors’ Statement The Board of Management hereby declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding NV and the undertakings included in the consolidation taken as a whole and that the Interim Management Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). The Board of Management, Christophe D. Fouquet Roger J.M. Dassen Wayne R. Allan James (Jim) P. Koonmen Frédéric J.M. Schneider-Maunoury Veldhoven, July 16, 2025 ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 11 Managing Directors' Statement

Condensed Consolidated Interim Financial Statements IN THIS SECTION 13 Condensed Consolidated Statement of Profit or Loss 14 Condensed Consolidated Statement of Comprehensive Income 15 Condensed Consolidated Statement of Financial Position 16 Condensed Consolidated Statement of Changes in Equity 18 Condensed Consolidated Statement of Cash Flows 19 Notes to the Condensed Consolidated Interim Financial Statements ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 12

For the six-month period ended (€, in millions, except per share data) Notes Unaudited June 30, 2024 Unaudited June 29, 2025 Net system sales 2, 3 8,726.8 11,336.5 Net service and field option sales 2,806.0 4,096.7 Total net sales 3 11,532.8 15,433.2 Cost of system sales (4,241.6) (5,298.3) Cost of service and field option sales (1,487.0) (1,911.5) Total cost of sales (5,728.6) (7,209.8) Gross profit 5,804.2 8,223.4 Research and development costs (1,580.6) (1,768.2) Selling, general and administrative costs (550.2) (579.4) Operating income 3,673.4 5,875.8 Finance income 98.2 136.2 Finance costs (83.9) (62.2) Income before income taxes 3,687.7 5,949.8 Income tax expense 6 (589.2) (1,040.4) Income after income taxes 3,098.5 4,909.4 Profit (loss) related to investments in associates 77.0 121.8 Net income 3,175.5 5,031.2 Basic net income per ordinary share 8 8.07 12.89 Diluted net income per ordinary share 8 8.07 12.89 Weighted average number of shares outstanding 8 393.3 390.2 Diluted weighted average number of shares 8 393.6 390.4 ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 13 Condensed Consolidated Statement of Profit or Loss

For the six-month period ended (€, in millions) Unaudited June 30, 2024 Unaudited June 29, 2025 Net income 3,175.5 5,031.2 Other comprehensive income: Proportionate share of other comprehensive income from associates (1.8) 0.6 Foreign currency translation, net of taxes: Gain (loss) on foreign currency translation 77.1 (181.7) Financial instruments, net of taxes: Gain (loss) on derivative financial instruments 21.5 (71.6) Transfers to net income (7.1) (4.1) Other comprehensive income, net of taxes 1 89.7 (256.8) Total comprehensive income, net of taxes 3,265.2 4,774.4 Attributable to equity holders 3,265.2 4,774.4 1. All items in other comprehensive income as of June 29, 2025, comprised of our accumulated proportionate share of other comprehensive income from associates of €21.5 million gain (June 30, 2024: €31.2 million gain), the hedging reserve balance of €54.0 million loss (June 30, 2024: €6.8 million gain) and the currency translation adjustment balance of €62.1 million gain (June 30, 2024: €228.4 million gain), will be reclassified subsequently to profit or loss when specific conditions are met. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 14 Condensed Consolidated Statement of Comprehensive Income

Assets Finance receivables, net 317.2 175.1 Deferred tax assets 6 2,168.6 2,025.8 Loans receivable 1,456.7 1,444.9 Other assets 790.8 837.3 Derivative financial instruments 9 — 6.4 Investments in associates 903.0 1,029.2 Goodwill 4,610.1 4,610.1 Intangible assets, net 4,728.9 5,143.5 Property, plant and equipment, net 6,846.8 7,296.0 Right-of-use assets 387.2 365.0 Total non-current assets 22,209.3 22,933.3 Cash and cash equivalents 4 12,735.9 7,243.5 Short-term investments 4 5.4 5.4 Accounts receivable, net 4,477.5 4,996.9 Finance receivables, net 82.6 531.1 Contract assets 320.6 275.3 Current tax assets 6 283.6 98.5 Inventories, net 10,891.5 11,575.8 Loans receivable 0.0 17.8 Other assets 1,463.6 1,499.5 Derivative financial instruments 9 96.5 86.6 Total current assets 30,357.2 26,330.4 Total assets 52,566.5 49,263.7 (€, in millions) Notes December 31, 2024 Unaudited June 29, 2025 Equity and liabilities Shareholders’ equity 22,021.9 21,531.7 Long-term debt 3,677.3 3,698.9 Deferred and other income tax liabilities 6 732.9 796.3 Contract liabilities 5,625.4 4,187.1 Accrued and other liabilities 430.2 406.3 Derivative financial instruments 9 29.3 27.8 Total non-current liabilities 10,495.1 9,116.4 Accounts payable 3,498.5 3,090.2 Accrued and other liabilities 2,602.3 2,841.3 Derivative financial instruments 9 84.3 151.5 Current tax liabilities 6 283.3 442.6 Current portion of long-term debt 1,010.3 1,006.9 Contract liabilities 12,570.8 11,083.1 Total current liabilities 20,049.5 18,615.6 Total equity and liabilities 52,566.5 49,263.7 (€, in millions) Notes December 31, 2024 Unaudited June 29, 2025 ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 15 Condensed Consolidated Statement of Financial Position (Before appropriation of net income)

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Condensed Consolidated Statement of Changes in Equity

(Before appropriation of net income 2025)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Balance at January 1, 2024	393.5	36.0	4,493.9	(3,306.2)	3,502.8	3,367.8	8,115.2	16,209.5
Prior year net income	—	—	—	—	8,115.2	—	(8,115.2)	—
Components of comprehensive income:								
Net income	—	—	—	—	—	—	3,175.5	3,175.5
Proportionate share of other comprehensive income from associates	—	—	—	—	—	(1.8)	—	(1.8)
Gain (loss) on foreign currency translation	—	—	—	—	—	77.1	—	77.1
Gain (loss) on financial instruments	—	—	—	—	—	14.4	—	14.4
Total comprehensive income	—	—	—	—	—	89.7	3,175.5	3,265.2
Purchases of treasury shares	(0.6)	—	—	(500.0)	—	—	—	(500.0)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	77.7	—	—	—	—	77.7
Issuance of shares	0.3	—	(116.7)	198.4	(21.2)	—	—	60.5
Dividend paid	—	—	—	—	(1,259.3)	—	—	(1,259.3)
Development expenditures	—	—	—	—	(447.4)	447.4	—	—
Balance at June 30, 2024 (unaudited)	393.2	36.0	4,454.9	(3,607.8)	9,890.1	3,904.9	3,175.5	17,853.6
Components of comprehensive income:								
Net income	—	—	—	—	—	—	5,173.5	5,173.5
Proportionate share of other comprehensive income from associates	—	—	—	—	—	(10.3)	—	(10.3)
Gain (loss) on foreign currency translation	—	—	—	—	—	15.9	—	15.9
Gain (loss) on financial instruments	—	—	—	—	—	14.9	—	14.9
Total comprehensive income	—	—	—	—	—	20.5	5,173.5	5,194.0

ASML STATUTORY INTERIM REPORT 2025 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 17

Condensed Consolidated Statement of Changes in Equity (continued)

(Before appropriation of net income 2025)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Purchases of treasury shares	—	(0.1)	—	0.1	—	—	—	0.0
Cancellation of treasury shares	—	(0.5)	—	3,050.4	(3,049.9)	—	—	—
Share-based payments	—	—	104.4	—	—	—	—	104.4
Issuance of shares	0.1	—	(5.0)	81.3	(12.8)	—	—	63.5
Dividend paid	—	—	—	—	(1,193.6)	—	—	(1,193.6)
Development expenditures	—	—	—	—	(467.2)	467.2	—	—
Balance at December 31, 2024	393.3	35.4	4,554.3	(476.0)	5,166.6	4,392.6	8,349.0	22,021.9
Prior year net income	—	—	—	—	8,349.0	—	(8,349.0)	—
Components of comprehensive income:								
Net income	—	—	—	—	—	—	5,031.2	5,031.2
Proportionate share of other comprehensive income from associates	—	—	—	—	—	0.6	—	0.6
Gain (loss) on foreign currency translation	—	—	—	—	—	(181.7)	—	(181.7)
Gain (loss) on financial instruments	—	—	—	—	—	(75.7)	—	(75.7)
Total comprehensive income	—	—	—	—	—	(256.8)	5,031.2	4,774.4
Purchases of treasury shares	(6.2)	—	—	(4,102.5)	—	—	—	(4,102.5)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	75.1	—	—	—	—	75.1
Issuance of shares	0.3	—	(139.6)	298.4	(84.4)	—	—	74.4
Dividend paid	—	—	—	—	(1,311.6)	—	—	(1,311.6)
Development expenditures	—	—	—	—	(473.8)	473.8	—	—
Balance at June 29, 2025 (unaudited)	387.4	35.4	4,489.8	(4,280.1)	11,645.8	4,609.6	5,031.2	21,531.7

1. Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.

Cash flows from operating activities Net income 3,175.5 5,031.2 Adjustments to reconcile net income to net cash flows from operating activities: Depreciation and amortization1 580.8 616.7 Impairment and loss on disposal 17.9 18.6 Share-based compensation expense 77.7 75.1 Inventory reserves 232.2 159.3 Deferred tax expense (benefit) 84.8 201.2 Investments in associates (84.5) (125.6) Changes in assets and liabilities: Accounts receivable, net (151.1) (527.9) Finance receivables, net 393.6 (306.4) Inventories (2,059.6) (648.8) Other assets (744.8) (533.1) Accrued and other liabilities (166.0) 149.4 Accounts payable 890.3 (317.8) Current tax assets and liabilities 6 25.7 361.9 Contract assets and liabilities (1,012.0) (2,866.4) Net cash provided by (used in) operating activities 1,260.5 1,287.4 Cash flows from investing activities Purchase of property, plant and equipment (948.3) (829.8) Purchase of intangible assets (565.4) (575.0) Purchase of short-term investments 4 (300.5) — Maturity of short-term investments 4 100.5 — Loans issued and repayment thereof 0.5 1.7 Net cash used in investing activities (1,713.2) (1,403.1) For the six-month period ended (€, in millions) Notes Unaudited June 30, 2024 Unaudited June 29, 2025 Cash flows from financing activities Dividend paid 7 (1,259.3) (1,311.6) Purchase of treasury shares 7 (500.0) (4,077.8) Net proceeds from issuance of shares 60.5 74.4 Repayment of debt and lease obligations (38.1) (39.1) Net cash used in financing activities (1,736.9) (5,354.1) Net cash flows (2,189.6) (5,469.8) Effect of changes in exchange rates on cash (1.5) (22.6) Net increase (decrease) in cash and cash equivalents (2,191.1) (5,492.4) Cash and cash equivalents at beginning of the year 7,004.7 12,735.9 Cash and cash equivalents at June 30, 2024 and June 29, 2025 4,813.6 7,243.5 Supplemental Disclosures of Cash Flow Information Unpaid portion of property, plant and equipment, excluded in investing activities, included in accounts payable (17.4) (89.6) Interest received 93.3 129.4 Interest paid (84.4) (65.6) Income taxes paid, net of refunds 6 (452.9) (613.7) For the six-month period ended (€, in millions) Notes Unaudited June 30, 2024 Unaudited June 29, 2025 1. Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right-of-use assets, amortization of underwriting commissions and discount related to the bonds and credit facility. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 18 Condensed Consolidated Statement of Cash Flows

ASML STATUTORY INTERIM REPORT 2025 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 19

Notes to the Condensed Consolidated Interim Financial Statements

1. General information / summary of material accounting policies

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML's more than 44,000 employees (FTE) challenge the status quo and push technology to new limits.

The registered office and statutory seat of ASML Holding NV is located at De Run 6501, Veldhoven, the Netherlands. The company is registered with the Dutch Commercial Register under number 17085815.

Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq under the symbol ASML. The principal trading market of our ordinary shares is Euronext Amsterdam.

The Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Management on July 16, 2025 and have not been audited or reviewed by an external auditor.

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the six-month period ended June 29, 2025 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and therefore do not include all the information and disclosures as required in an Annual Report based on EU-IFRS. These financial statements should be read in conjunction with the 2024 Annual Report based on EU-IFRS and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.

The Condensed Consolidated Interim Financial Statements are stated in millions of euros unless indicated otherwise.

Summary of material accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the 2024 Annual Report based on EU-IFRS.

Use of estimates

In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements. The critical accounting judgments and key sources of estimation are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed Consolidated Interim Financial Statements are considered consistent with those described in the 2024 Annual Report based on EU-IFRS.

2. Revenue from contracts with customers

Net system sales per technology were as follows:

For the six-month period ended	June 30, 2024		**June 29, 2025**	
	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)	**Unaudited Net system sales (in units)**	**Unaudited Net system sales (€, in millions)**
EXE	—	—	**1**	**273.8**
NXE	19	3,290.6	**24**	**5,593.2**
ArF immersion	52	3,916.8	**56**	**4,301.7**
ArF dry	15	425.6	**7**	**193.3**
KrF	58	743.7	**38**	**495.6**
I-line	26	151.3	**27**	**158.0**
Metrology & Inspection	58	198.8	**88**	**320.9**
Total	228	8,726.8	**241**	**11,336.5**

Net system sales per end-use were as follows:

For the six-month period ended	June 30, 2024		**June 29, 2025**	
	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)	**Unaudited Net system sales (in units)**	**Unaudited Net system sales (€, in millions)**
Logic	164	5,076.5	**157**	**7,157.6**
Memory	64	3,650.3	**84**	**4,178.9**
Total	228	8,726.8	**241**	**11,336.5**

During the first half of 2025, €1,469.5 million of receivables were sold through factoring arrangements (first half of 2024: €370.2 million). Factored receivables are treated as net cash provided by operating activities within the Condensed Consolidated Statement of Cash Flows.

ASML STATUTORY INTERIM REPORT 2025 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 20

Notes to the Condensed Consolidated Interim Financial Statements (continued)

3. Segment disclosure

ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. ASML's Chief Operating Decision Maker is the combination of the functions of the CEO and CFO.

Net system sales for new and used systems were as follows:

For the six-month period ended (€, in millions)	Unaudited June 30, 2024	**Unaudited June 29, 2025**
New systems	8,468.5	**11,046.6**
Used systems	258.3	**289.9**
Net system sales	8,726.8	**11,336.5**

For geographical reporting, total net sales are attributed to the geographic location in which the customers' facilities are located.

Total net sales by geographic region were as follows:

For the six-month period ended (€, in millions)	Unaudited June 30, 2024	**Unaudited June 29, 2025**
Japan	218.1	**492.9**
South Korea	2,955.0	**4,413.6**
Singapore	161.2	**194.3**
Taiwan	1,503.4	**4,361.9**
China	4,798.9	**3,712.3**
Rest of Asia	1.4	**1.2**
EMEA	1,166.5	**314.2**
United States	728.3	**1,942.8**
Total	11,532.8	**15,433.2**

4. Liquidity

Our principal sources of liquidity consist of:

(€, in millions)	December 31, 2024	**Unaudited June 29, 2025**
Cash and cash equivalents	12,735.9	**7,243.5**
Short-term investments	5.4	**5.4**
Available committed credit facilities[1]	1,500.0	**1,500.0**

1. No amounts were outstanding under this committed credit facility as of June 29, 2025 and December 31, 2024. In April 2025, we exercised the first 1-year extension option of the €1.5 billion committed revolving credit facility, extending the maturity date from May 2029 to May 2030.

ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short-term unsecured loans from time to time for an aggregate amount of €2.75 billion (€2.75 billion as of December 31, 2024). No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of draw down.

In 2024 ASML entered into a €1.5 billion Euro Commercial Paper (ECP) program. The program allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of June 29, 2025, there is no commercial paper outstanding under this program.

Our liquidity needs are affected by many factors, including the risk factors as specified in the Risk factors section in the 2024 Annual Report based on EU-IFRS and in this 2025 Statutory Interim Report.

Although our cash requirements fluctuate based on the timing and the extent to which these risks materialize, we believe that cash generated from operating activities, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development investments and debt servicing.

5. Commitments, contingencies and guarantees The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2024 Annual Report based on EU-IFRS. 6. Income taxes Income tax expense is recognized based on management’s estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first half of the year. Our effective tax rate for the six- month period ended June 29, 2025 is 17.5 percent compared to 16.0 percent for the six-month period ended June 30, 2024. The increase in effective tax rate is mainly driven by movements in our liability for uncertain tax positions. Global minimum tax ASML falls within the scope of the OECD Global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024. ASML applies the temporary mandatory relief from deferred tax accounting for the impacts of Global minimum tax, as provided in the amendments to IAS 12 issued in May 2023. ASML recognized an estimated current tax expense related to Global minimum tax amounting to €0.2 million.. 7. Dividends and share buyback On April 23, 2025, the Annual General Meeting resolved to adopt a final dividend of €1.84 per ordinary share for the year 2024. Recognizing the three interim dividends of €1.52 per ordinary share paid on August 7, 2024, November 7, 2024 and February 19, 2025, the total dividend for the year 2024 was €6.40 per ordinary share. As a result, a total dividend amount of €2.5 billion has been distributed to our shareholders for the year 2024. In November 2022, we announced a share buyback program for the period 2022–2025, with a total value of up to €12.0 billion. As part of this program, we expect to allocate up to 2.0 million shares to cover employee share plans. ASML intends to cancel the remaining repurchased shares. As per June 29, 2025, ASML has repurchased approximately 8.8 million shares for an approximate amount of €5.8 billion under this program. The share buyback program may be suspended, modified or discontinued at any time. 8. Net income per ordinary share Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock from the ordinary shares. The basic and diluted net income per ordinary share has been calculated as follows: For the six-month period ended (€, in millions, except per share data) Unaudited June 30, 2024 Unaudited June 29, 2025 Net income 3,175.5 5,031.2 Weighted average number of shares outstanding 393.3 390.2 Basic net income per ordinary share 8.07 12.89 Weighted average number of shares outstanding 393.3 390.2 Plus shares applicable to options and conditional shares 0.3 0.2 Diluted weighted average number of shares 393.6 390.4 Diluted net income per ordinary share 8.07 12.89 ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 21 Notes to the Condensed Consolidated Interim Financial Statements (continued)

9. Fair value measurements Fair value measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows: • Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access. • Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. • Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. For assets and liabilities that are recognized at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Financial assets and financial liabilities measured at fair value on a recurring basis Investments in money market funds (included in our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities. Our short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months and one year or less at the date of acquisition with financial institutions that have investment-grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis. The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment. The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. Four out of six of our outstanding Eurobonds, with a combined principal amount of €3.25 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of six of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Condensed Consolidated Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 22 Notes to the Condensed Consolidated Interim Financial Statements (continued)

ASML STATUTORY INTERIM REPORT 2025 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 23

Notes to the Condensed Consolidated Interim Financial Statements (continued)

The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis and the assets and liabilities for which the fair value is only disclosed:

Unaudited As of June 29, 2025 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	93.0	—	93.0
Money market funds [2]	3,210.4	—	—	3,210.4
Short-term investments [3]	—	5.4	—	5.4
Total	3,210.4	98.4	—	3,308.8
Liabilities measured at fair value				
Derivative financial instruments [1]	—	179.3	—	179.3
Assets and Liabilities for which fair values are disclosed				
Loans receivable [4]	—	—	1,379.2	1,379.2
Long-term debt [5]	4,589.0	—	—	4,589.0

As of December 31, 2024 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	96.5	—	96.5
Money market funds [2]	6,379.2	—	—	6,379.2
Short-term investments [3]	—	5.4	—	5.4
Total	6,379.2	101.9	—	6,481.1
Liabilities measured at fair value				
Derivative financial instruments [1]	—	113.6	—	113.6
Assets and Liabilities for which fair values are disclosed				
Loans receivable [4]	—	—	1,339.4	1,339.4
Long-term debt [5]	4,561.8	—	—	4,561.8

1. Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2. Money market funds are part of our cash and cash equivalents.
3. Short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months, but one year or less at the date of acquisition. These deposits are valued at amortized costs which is close to their fair value. Their fair value is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
4. Loans receivable mainly relates to Carl Zeiss SMT GmbH.
5. Long-term debt mainly relates to Eurobonds.

There were no transfers between the levels of the fair value hierarchy during the first half of 2025 and the full year 2024.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. The fair value of the loan to Carl Zeiss SMT GmbH is determined using a discounted cash flow model, which considers the present value of expected cash receipts, discounted using a risk-adjusted discount rate.

Money market and investment funds measurement

Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis based triggered through actual cash balances. ASML does not have trading securities as of June 29, 2025.

Deposits measurement

The deposits as part of the cash and cash equivalents and short-term investments qualify as securities held to maturity. The amortized cost value is close to the fair value and carrying value due to short-term nature and since related to investment with investment-grade credit ratings. Maturities are one year or less. No held to maturity securities were sold before expiration date.

Assets and liabilities measured at fair value on a non-recurring basis

For the six-month period ended June 29, 2025 and the year ended December 31, 2024, we had no significant fair value measurements on a non-recurring basis from regular business activities.

10. Subsequent events An interim dividend for the year 2025 of €1.60 per ordinary share will be made payable on August 6, 2025. Veldhoven, the Netherlands July 16, 2025 Prepared by The Board of Management: Christophe D. Fouquet Roger J.M. Dassen Wayne R. Allan James (Jim) P. Koonmen Frédéric J.M. Schneider-Maunoury ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 24 Notes to the Condensed Consolidated Interim Financial Statements (continued)

Special note regarding forward-looking statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business and results, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, outlook of market segments, outlook and expected financial results including 2025 second-half outlook, expected results for Q3 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin, estimated annualized effective tax rate and expected IBM sales, expected full-year net sales growth percentage relative to 2024, current expectations relating to 2026 including expected drivers and uncertainties and preparation for growth in 2026, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, statements with respect to tariff announcements and the expected impact of such tariffs on our business and results, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 25 Other Information

Financial calendar and investor relations Financial calendar October 15, 2025 Announcement of third quarter results for 2025 December 31, 2025 End of ASML's 2025 fiscal year January 28, 2026 Announcement of fourth quarter and annual results for 2025 February 25, 2026 Publication of Annual Report 2025 April 22, 2026 Annual General Meeting of Shareholders Investor relations ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual reports, quarterly releases and other information are also available on our website (www.asml.com). ASML worldwide contact information Corporate headquarters De Run 6501 5504 DR Veldhoven The Netherlands Mailing address P.O. Box 324 5500 AH Veldhoven The Netherlands Investor Relations Phone: +31 40 268 3938 Email: investor.relations@asml.com For additional contact information please visit asml.com ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 26 Other Information (continued)

Name Description A AI Artificial intelligence ArF Argon fluoride ASML ASML Holding NV and/or any of its subsidiaries and associates B Brainport Eindhoven A technology region in the south of the Netherlands comprising companies, educational institutions and governmental organizations. C Code The Dutch Corporate Governance Code Code of Conduct Code of ethics and conduct D DRAM Dynamic random-access memory DUV A lithography technology that uses deep ultraviolet (DUV) light E E-beam Electron beam EMEA Europe, the Middle East and Africa ESG Environmental, social and governance EU European Union EU-IFRS International Financial Reporting Standards, a set of accounting rules issued by the International Accounting Standards Board, adopted by the European Union Eurobond A bond denominated in euros Euronext Amsterdam Euronext Amsterdam NV EUV A lithography technology that uses extreme ultraviolet (EUV) light with a wavelength of 13.5 nm – this is the cutting-edge of lithography and provides the highest resolution possible. EXE ASML’s second TWINSCAN platform for EUV lithography, also referred to as EUV 0.55 NA or High NA EUV. F Flash A type of non-volatile memory used for storing and transferring information FTE Full-time equivalent H Holistic lithography Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time. Name Description I IAS International accounting standards i-line Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems. Immersion A lithography technique that uses a pool of ultrapure water between the lens and the wafer to increase the lens’s numerical aperture (ability to collect and focus light). This improves both the resolution and depth of focus for the lithography system. K KrF Krypton fluoride L Lithography Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer. Logic Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices. M Memory Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips. Metrology The science of measurement on pattern quality before and during high-volume chip manufacturing. N NA Numerical aperture NAND A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’. Nasdaq Nasdaq Stock Market LLC nm Nanometer (one billionth of a meter) NXE ASML’s first TWINSCAN platform for EUV lithography with a numerical aperture of 0.33 that provides 13 nm resolution to support advanced Logic and Memory chip production, also referred to as EUV 0.33 NA. NXT An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity. O OECD Organisation for Economic Co-operation and Development Overlay The layer-to-layer alignment of chip structures ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 27 Definitions

Name Description P Preference shares foundation Stichting Preferente Aandelen ASML Productivity The amount of wafers that is being exposed over a certain period of time, usually expressed in wafers per hour or wafers per day. R R&D Research and development T Throughput The number of wafers a system can process per hour TWINSCAN ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. U US GAAP Generally accepted accounting principles in the United States of America W Wafer inspection The process of locating and analyzing individual chip defects on a wafer Wafer metrology The process of measuring the quality of patterns on a wafer Wavelength The distance between two peaks of a wave such as light. The shorter the wavelength of light used in a lithography system, the smaller the features the system can resolve. Website www.asml.com X XT ASML’s second TWINSCAN platform for DUV lithography, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. Y YieldStar ASML’s optical diffraction-based wafer metrology platform ASML STATUTORY INTERIM REPORT 2025 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 28 Definitions (continued)